Sanofi Pasteur and Butantan Institute

to Provide A(H1N1) Vaccine

to Brazilian Government

- Initial supply of 18 million doses of A(H1N1) influenza vaccine

- Option for an additional 15 million doses

Lyon, France – September 7, 2009 - Sanofi Pasteur, the vaccines division of sanofi-aventis Group (EURONEXT : SAN and NYSE : SNY), announced today it has signed an agreement with Butantan Institute for the production and supply of a vaccine against the novel A(H1N1) influenza virus for the Brazilian Government. This contract was announced during a state visit to Brazil by French President Nicolas Sarkozy.

The order from the Brazilian Ministry of Health provides for the initial supply of 18 million doses of the new A(H1N1) influenza virus vaccine: one million doses in final presentation and 17 million doses in bulk form. The agreement includes an option for an additional 15 million doses of A(H1N1) vaccine should the World Health Organization (WHO) request influenza manufacturers to switch production from the regular Southern Hemisphere Seasonal influenza vaccine to the Pandemic A(H1N1) vaccine.

Commenting on the agreement, Wayne Pisano, President and Chief Executive Officer of Sanofi Pasteur said: “Sanofi Pasteur and Butantan Institute are historical and successful partners who will bring a tailored response to public health needs in the context of pandemic influenza in Brazil. Our goal is to produce and deliver as quickly as possible the pandemic vaccine which meets the requirements defined by the Brazilian health authorities. We rely on our close collaboration with Butantan Institute to produce and deliver the vaccine that will most effectively help respond to the public health threat caused by pandemic and seasonal influenza in Brazil.”

The A(H1N1) vaccine antigen bulk will be manufactured in Sanofi Pasteur’s facility. Dosage requirements for the new vaccine are yet to be determined and will be based on clinical trial outcomes. Butantan Institute will perform A(H1N1) vaccine’s final formulation, filling and packaging in its Sao Paolo facility (Brazil). Butantan Institute will also be responsible for distributing A(H1N1) influenza vaccine as directed by Brazilian Health Authorities.

Sanofi Pasteur is a leading vaccine manufacturer in Brazil with a portfolio of 20 vaccines.

Sanofi Pasteur is a trusted and longtime participant of public health in Brazil, going back to 1974 when the company produced and delivered 90 million doses of meningitis vaccine in record time to respond to an outbreak in Brazil. Since 1999, Sanofi Pasteur has been a partner of Butantan Institute for influenza immunization of the Brazilian elderly population. In 2008, Sanofi Pasteur responded to a yellow fever outbreak in Brazil by delivering four million doses of yellow fever vaccine at the request of local health authorities and United Nation agencies.

Sanofi Pasteur Influenza Vaccine Production

Sanofi Pasteur operates influenza vaccine production facilities in Val de Reuil, France and in Swiftwater, Pennsylvania (United States). All Sanofi Pasteur influenza vaccine facilities have been designed and built to be able to switch from seasonal influenza vaccine production to pandemic influenza vaccine production. Sanofi Pasteur produces approximately 40 percent of the influenza vaccines distributed worldwide and in the U.S. produced more than 45 percent of the influenza vaccines distributed in the U.S. for the 2008-2009 influenza season. More information about Sanofi Pasteur’s pandemic preparedness efforts can be found at www.pandemic.influenza.com.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi Pasteur, the vaccines division of sanofi-aventis Group, provided more than 1.6 billion doses of vaccine in 2008, making it possible to immunize more than 500 million people across the globe. A world leader in the vaccine industry, Sanofi Pasteur offers the broadest range of vaccines protecting against 20 infectious diseases. The company’s heritage, to create vaccines that protect life, dates back more than a century. Sanofi Pasteur is the largest company entirely dedicated to vaccines. Every day, the company invests more than EUR 1 million in research and development. For more information, please visit: www.sanofipasteur.com or www.sanofipasteur.us

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofiaventis’ annual report on Form 20-F for the year ended December 31, 2008. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts

Global Media Relations	US Media Relations
Pascal Barollier	Len Lavenda
T. +33-(0)4-37-37-50-38	T. +1-570-957-0717
pascal.barollier@sanofipasteur.com	len.lavenda@sanofipasteur.com
www.sanofipasteur.com	www.sanofipasteur.us